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                             May 17, 2021

       Paddy Spence
       Chief Executive Officer
       Zevia PBC
       15821 Ventura Blvd., Suite 145
       Encino, CA 91436

                                                        Re: Zevia PBC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 19,
2021
                                                            CIK 0001854139

       Dear Mr. Spence:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 19, 2021

       General

   1. Since it appears that you use Adjusted EBITDA as an important metric for measuring your financial
performance and because Adjusted EBITDA does not account for a reduction in a deferred
tax asset, please describe the impact the Tax Receiveable
                                                        Agreement has on the
business   s total enterprise value and, consequently, the price of the stock you will be
offering in the IPO. Because it appears that the arrangement shifts cash flows to the Direct
Zevia Stockholders at the expense of public shareholders and represents a windfall
to the pre-IPO owners, disclose this scenario prominently and transparently
throughout the prospectus.
   2. Please explain whether you believe your cash provided by operations and other sources of
 Paddy Spence
FirstName
Zevia PBC LastNamePaddy Spence
Comapany
May        NameZevia PBC
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
         liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and potential debt service requirements for at least the next twelve months. Please expand your disclosure throughout the prospectus to provide estimates of annual payments under the Tax Receivable Agreement and how you intend to fund the required payments under the agreement and whether or not you are dependent upon this offering to meet your liquidity needs for the next twelve months including the payments under the Tax Receivable Agreement.
3.       Please disclose the names of the Blocker Companies.
4. Please provide prominent disclosure of the range of estimated payouts under the Tax
         Receivable Agreement.
Summary, page 1

5. Please revise page 9 to disclose the amount of your recent net losses. Strong Relationships with Retailers Across Channels, page 5

6. Please revise to provide the basis for your statement that you were the #1 selling carbonated soft drink brand in 2020 on Amazon. Please also provide the basis for your statement regarding your loyalty rate.
Product safety and quality concerns, including relating to our plant-based sweetening system, page 25

7. Please revise to elaborate on the adverse effects on consumer health. Our amended and restated certificate of incorporation will include an exclusive forum clause, page 47

8. We note that your provision designates the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. We note that your exclusive forum provision will not apply to claims brought to enforce a duty or liability created by the
         Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Organizational structure, page 57

9. Please describe how your company plans to convert the unit options and restricted unit awards of Zevia LLC upon completing this offering. Also, describe more fully the Zevia
         PBC   s proposed equity plans.
 Paddy Spence
Zevia PBC
May 17, 2021
Page 3
Capitalization, page 69

10.      Please disclose the proforma presentation of Zevia LLC   s preferred
and common units to
         show the effect of the proposed restructuring of the LLC   s units.
Unaudited Pro Forma Consolidated Financial Information And Other Data , page 74

11. Please disclose more fully how Zevia PBC will account for Zevia LLC s financial statements upon completion of this offering.
Financial Statements, page F-1

12. Please provide the financial statements (e.g. balance sheet) of the registrant Zevia PBC, required under Rule 8-02 of Regulation S-X.
3 Revenue Recognition, page F-15

13. We note you have five categories of Zevia LLC's products disclosed on page 3. Please disclose revenue by each category of products or explain why you do not need such disclosure. Refer to ASC 606-10-50-5.
Exhibits

14. We note your disclosure that you source your stevia through a multi-year supply agreement. Please file the supply agreements as exhibit to your registration statement or tell us why you are not required to do so.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNamePaddy Spence                                 Sincerely,
Comapany NameZevia PBC
                                                               Division of
Corporation Finance
May 17, 2021 Page 3                                            Office of
Manufacturing
FirstName LastName